UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                                                      )*

BWI HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

Harry James
2612 -14A Street SW, Suite 301
Calgary, Alberta, Canada T2T 3X8
Telephone No.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 8 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	N/A

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Harry James

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	4,000,000 (1)

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	4,000,000 (1)

	10.	Shares Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	72.7% (2)

14.	Type of Reporting Person (See Instructions)	IND

(1)           The original issuance was an aggregate of 40,000,000 shares of the Issuer’s common stock, which was reduced to 4,000,000 shares in accordance with the reverse stock split of one share for every ten shares issued and outstanding effected August 16, 2010 (the “Reverse Stock Split”).

(2) Based on 5,498,063 shares of the Issuer’s common stock issued and outstanding as of December 27, 2010.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of BWI Holdings, Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”). The principal executive office of the Issuer is3915 – 61st Avenue S.E., Calgary, Alberta, Canada T2C 1V5.

ITEM 2.               IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Harry James (the “Reporting Person”). By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B.	Residence or Business Address:

The business address of the Reporting Person is 2612 – 14A Street SW, Suite 301, Calgary, Alberta, Canada T2T 3XB.

C.	Present Principal Occupation and Employment:

The Reporting Person is a businessman engaging in investment opportunities.

D.	Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In accordance with the terms and provisions of an assignment of debt, the Reporting Person acquired an aggregate of 40,000,000 shares of the Issuer’s common stock on approximately July 12, 2010 from the Issuer pursuant to a private transaction. During certain fiscal years, the President/Chief Executive Officer of the Issuer loaned the Issuer sums of money in the aggregate amount of $790,714.00 for funding and working capital purposes (the “Debt”). The Debt is evidenced on the Issuer’s financial statements for period ended September 30, 2010 as reviewed by its independent public accountant, DNTW Chartered Accountants LLP and filed with the quarterly report on Form 10-Q with the Securities and Exchange Commission. In accordance with that certain assignment between President/Chief Executive Officer and the Reporting Person dated July 12, 2010 (the “Assignment”), the President/Chief Executive Officer assigned a portion of his right, title and interest in and to the Debt in the amount of $40,000.00 to the Reporting Person. Subsequently, the Issuer agreed with the Reporting Person to convert the $40,000.00 into shares of restricted common stock of the Issuer at the rate of $0.001 per share. Therefore, effective Issuer issued 40,000,000 shares of its restricted common stock to the Reporting Person (which 40,000,000 shares have been reduced to 4,000,000 shares in accordance with the Reverse Stock Split). The source of funds used by the Reporting Person to acquire the 40,000,000 shares of common stock was settlement of Debt.

ITEM 4.               PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer’s shares as described in Item 3 for investment purposes and settlement of Debt.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)	As of December 27, 2010, the Reporting Person was the beneficial owner of 4,000,000 shares (or approximately 72.7%) of the Issuer’s common stock.

(b)
As of December 27, 2010, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 4,000,000 (or approximately 72.7%) of the Issuer’s issued and outstanding common stock.

(c)
As of December 27, 2010, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)
As of December 27, 2010, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2010	By:	/s/ Harry James
Name: Harry James